SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 8)*

                              AVONDALE INDUSTRIES, INC.
                                   (Name of Issuer)

                            Common Stock, $1.00 par value
                            (Title of Class of Securities)

                                     054350-10-3
                                    (CUSIP Number)


               Check the following box if a fee is being paid with this statement ______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      CUSIP No. 054350-10-3


               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    Administrative Committee of the Avondale Industries, Inc. Employee Stock Ownership Plan
                    I.R.S. Identification No. 72-109829P


               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)                                               _____
                    (b)                                               _____
                                    Not Applicable


               3)   SEC Use only


               4)   Citizenship or Place of Organization - Louisiana


             Number of        5)  Sole Voting Power                  36,480
            Shares Bene-
              ficially
              Owned by        6)  Shared Voting Power                   N/A
           Each Reporting
               Person
                With          7)  Sole Dispositive Power          2,980,176


                              8)  Shared Dispositive Power              N/A



               9)   Aggregate Amount Beneficially Owned by Each
                    Reporting Person                              2,980,176



               10)  Check if the Aggregate Amount in Row (9)
                    Excludes Certain Shares (See Instructions)          N/A



               11)  Percent of Class Represented by Amount
                    in Row 9                                          20.6%



               12)  Type of Reporting Person (See Instructions)        EP




          Item 1(a).     Name of Issuer:

                              Avondale Industries, Inc.

          Item 1(b).     Address of Issuer's Principal Executive Offices:

                              5100 River Road
                              Avondale, Louisiana  70094

          Item 2(a).     Name of Person Filing:

                              Administrative Committee of Avondale
                              Industries, Inc. Employee Stock Ownership Plan

          Item 2(b).     Address of Principal Business Office:

                              5100 River Road
                              Avondale, Louisiana  70094

          Item 2(c).     Citizenship:

                              Louisiana

          Item 2(d).     Title of Class of Securities:

                              Common Stock, $1.00 par value per share

          Item 2(e).     CUSIP Number:

                              054350-10-3

          Item 3.        Statement Filed Pursuant to Rules 13d-1(b) or 13d-
                         2(b):

                              Not Applicable

          Item 4.        Ownership:

                         (a)  Amount Beneficially Owned           2,980,176

                         (b)  Percent of class                        20.6%

                         (c)  Number of shares as to which such person has:

                               (i)  sole power to vote or to
                                    direct the vote                  36,480

                              (ii)  shared power to vote or to
                                    direct the vote                     N/A

                             (iii)  sole power to dispose or to
                                    direct the disposition of     2,980,176

                              (iv)  shared power to dispose or to
                                    direct the disposition of           N/A

          Item 5.        Ownership of Five Percent or Less of a Class.

                              Not applicable.



          Item 6.        Ownership  of  More Than Five Percent on behalf of
                         Another Person:

                              Dividends paid on shares allocated to the accounts of participants in the Avondale Industries, Inc. Employee Stock Ownership Plan are credited to those accounts or paid directly to participants in the discretion of the Administrative Committee.

          Item 7.        Identification    and    Classification   of   the
                         Subsidiary  Which  Acquired   the  Security  Being
                         Reported on by the Parent Holding Company:

                              Not Applicable

          Item 8. Identification and Classification of Members of the Group:

                              Not Applicable.

          Item 9.        Notice of Dissolution of Group:

                              Not Applicable.

          Item 10.       Certification:

                              By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                      SIGNATURE


               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct as of December 31, 1996.


                                             Administrative Committee of
                                             Avondale Industries, Inc.
           February 13, 1997                 Employee Stock Ownership Plan
         _____________________
                DATE

                                               /s/ R. Dean Church
                                            ______________________________
                                               R. Dean Church, Chairman


                                               /s/ Blanche Barlotta
                                            ______________________________
                                               Blanche Barlotta, Member


                                               /s/ Rodney J. Duhon, Jr.
                                            ______________________________
                                             Rodney J. Duhon, Jr., Member


                                               /s/ Ernest F. Griffin, Jr.
                                            ______________________________
                                            Ernest F. Griffin, Jr., Member


                                               /s/ Eugene E. Blanchard, Jr.
                                            ______________________________
                                            Eugene E. Blanchard, Jr., Member